SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

Earthstone Energy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

27032D304
(CUSIP Number)

Ryan J. Mathews
Post Oak Energy Capital, LP
34 S. Wynden Drive, Suite 300
Houston, TX 77056
(713) 571-9393
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Jesse P. Myers Willkie Farr & Gallagher LLP 600 Travis Street Houston, TX 77002 (713) 510-1700	Julian D. Golay Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000

April 14, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27032D304		Page 2 of 11 Pages

1		NAME OF REPORTING PERSON Cypress Investments, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,017,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,017,213(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,017,213(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Cypress Investments, LLC, a Delaware limited liability company (“Cypress”), directly holds (a) 4,611,808 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), that Cypress acquired from EnCap Energy Capital Fund VII, L.P., a Texas limited partnership (“EnCap Fund VII”), on April 14, 2022 (the “Closing Date”) upon the consummation of the transactions contemplated by the Securities Purchase Agreement, dated as of January 30, 2022, by and between Cypress and EnCap Fund VII and (b) 60,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of Earthstone, which shares of Series A Preferred Stock were acquired by Cypress on the Closing Date upon the consummation of the transactions contemplated by the Securities Purchase Agreement, dated as of January 30, 2022, by and among Earthstone, Cypress and EnCap Energy Capital Fund XI, L.P. (“EnCap Fund XI”) (the “SPA”).  At the closing of the transactions contemplated by the SPA, Earthstone issued to Cypress and EnCap Fund XI an aggregate of 280,000 shares of Series A Preferred Stock.  Each share of Series A Preferred Stock will automatically convert into shares of Class A Common Stock on the 21st calendar day after Earthstone mails a definitive information statement to holders of its Class A Common Stock and Class B common stock, par value $0.001 per share (“Class B Common Stock” and, together with the Class A Common Stock, “Common Stock”), notifying them that holders of a majority of the outstanding Common Stock have consented to the conversion feature of the Series A Preferred Stock and the issuance of Class A Common Stock upon conversion of the Series A Preferred Stock.  As of the date of the filing of this Schedule 13D, (i) the shares of Series A Preferred Stock held by Cypress will be convertible into 5,405,405 shares of Class A Common Stock and (ii) the Series A Preferred Stock held by Cypress and EnCap Fund XI will be convertible, in the aggregate, into 25,225,225 shares of Class A Common Stock (see Item 3 for additional information regarding the Series A Preferred Stock and the conversion thereof).

(2) This calculation is based on an assumed combined total of 84,357,637 shares of Class A Common Stock outstanding.  This assumed combined total (a) includes 73,301,255 shares of Class A Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2022, (b) includes 5,650,977 shares of Class A Common Stock that were newly issued in connection with the closing of the transactions contemplated by the Purchase and Sale Agreement by and among Earthstone, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), and Bighorn Asset Company, LLC (the “Bighorn PSA”), based on Earthstone’s Current Report on Form 8-K filed with the SEC on April 18, 2022, (c) assumes that 5,405,405 shares of Class A Common Stock will be issued to Cypress upon the automatic conversion of its Series A Preferred Stock, (d) excludes the 19,819,820 shares of Class A Common Stock issuable to EnCap Fund XI upon the automatic conversion of its Series A Preferred Stock and (e) excludes the 34,302,535 shares of Class B Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH, are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

SCHEDULE 13D

CUSIP No. 27032D304		Page 3 of 11 Pages

1		NAME OF REPORTING PERSON Post Oak Energy Capital, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,017,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,017,213(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,017,213(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14		TYPE OF REPORTING PERSON PN

(1) Post Oak Energy Capital, LP (“Post Oak”) is the sole managing member of Cypress.  Cypress directly holds (a) 4,611,808 shares of Class A Common Stock and (b) 60,000 shares of Series A Convertible Preferred Stock.  See Footnote 1 on Page 2 above.  Therefore, Post Oak may be deemed to beneficially own all of the reported Class A Common Stock and Series A Preferred Stock that are deemed to be beneficially owned by Cypress.

(2) This calculation is based on an assumed combined total of 84,357,637 shares of Class A Common Stock outstanding.  This assumed combined total (a) includes 73,301,255 shares of Class A Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, (b) includes 5,650,977 shares of Class A Common Stock that were newly issued in connection with the closing of the transactions contemplated by the Bighorn PSA, based on Earthstone’s Current Report on Form 8-K filed with the SEC on April 18, 2022,  (c) assumes that 5,405,405 shares of Class A Common Stock will be issued to Cypress upon the automatic conversion of its Series A Preferred Stock, (d) excludes the 19,819,820 shares of Class A Common Stock issuable to EnCap Fund XI upon the automatic conversion of its Series A Preferred Stock and (e) excludes the 34,302,535 shares of Class B Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH, are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

SCHEDULE 13D

CUSIP No. 27032D304		Page 4 of 11 Pages

1		NAME OF REPORTING PERSON Post Oak Energy Holdings, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,017,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,017,213(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,017,213(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%(2)
14		TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Post Oak Energy Holdings, LLC (“POEH”) is the sole general partner of Post Oak, which is the sole managing member of Cypress.  Cypress directly holds (a) 4,611,808 shares of Class A Common Stock and (b) 60,000 shares of Series A Convertible Preferred Stock.  See Footnote 1 on Page 2 above.  Therefore, POEH may be deemed to beneficially own all of the reported Class A Common Stock and Series A Preferred Stock that are deemed to be beneficially owned by Cypress.

(2) This calculation is based on an assumed combined total of 84,357,637 shares of Class A Common Stock outstanding.  This assumed combined total (a) includes 73,301,255 shares of Class A Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, (b) includes 5,650,977 shares of Class A Common Stock that were newly issued in connection with the closing of the transactions contemplated by the Bighorn PSA, based on Earthstone’s Current Report on Form 8-K filed with the SEC on April 18, 2022, (c) assumes that 5,405,405 shares of Class A Common Stock will be issued to Cypress upon the automatic conversion of its Series A Preferred Stock, (d) excludes the 19,819,820 shares of Class A Common Stock issuable to EnCap Fund XI upon the automatic conversion of its Series A Preferred Stock and (e) excludes the 34,302,535 shares of Class B Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH, are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), whose principal executive office is located at 1400 Woodloch Forest Drive, Suite 300, The Woodlands, Texas 77380.

Item 2.	Identity and Background
(a) This Schedule 13D is filed jointly by the following entities (each, a “Reporting Person” and, collectively, the “Reporting Persons”):
(i) Cypress Investments, LLC, a Delaware limited liability company (“Cypress”).  Cypress directly holds (a) 4,611,808 shares of Class A Common Stock and (b) 60,000 shares of Series A Preferred Stock (as defined below).
(ii) Post Oak Energy Capital, LP, a Delaware limited partnership (“Post Oak”), is the sole managing member of Cypress.
(iii) Post Oak Energy Holdings, LLC, a Delaware limited liability company (“POEH”), is the sole general partner of Post Oak.
The limited partners and members (collectively, the “Related Persons”) of Post Oak and POEH, respectively, are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference. The principal business address of each of the Related Persons is c/o Post Oak Energy Capital, LP, 34 S. Wynden Drive, Suite 300, Houston, TX 77056.
By virtue of the agreements made pursuant to the Voting Agreement (as defined below), the Reporting Persons, EnCap Investments L.P. and the Warburg Parties (as defined in the Voting Agreement) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock (as defined below) or any other equity security beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates and such shares are not the subject of this Schedule 13D. This Schedule 13D does not reflect any Common Stock or any other equity securities beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates. For a description of the relationship between the Reporting Persons, EnCap Investments L.P. and the Warburg Parties, see Item 4 below.
(b) The address of the principal business office of each of the Reporting Persons is 34 S. Wynden Drive, Suite 300, Houston, TX 77056.
(c) The principal business of each of the Reporting Persons is investing in securities of energy companies and related assets, including securities of Earthstone.
(d) None of the Reporting Persons, nor, to the best of their knowledge, any Related Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor, to the best of their knowledge, any Related Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
On April 14, 2022 (the “Closing Date”), Cypress purchased 60,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of Earthstone at a price of $1,000 per share pursuant to the Securities Purchase Agreement, dated as of January 30, 2022, by and among Earthstone, Cypress and EnCap Energy Capital Fund XI, L.P. (“EnCap Fund XI”) (the “PIPE SPA”). Each share of Series A Preferred Stock will be convertible into a number of shares of Class A Common Stock determined by dividing the liquidation preference of the Series A Preferred Stock, which is equal to the purchase price per share of Series A Preferred Stock plus the amount of any accrued and unpaid dividends through the date of conversion, by the conversion price. No dividend will be paid on the Series A Preferred Stock if it converts into Class A Common Stock on or before October 1, 2022. Accordingly, until such date (i) each share of Series A Preferred Stock will automatically convert into 90.0900900900901 shares of Class A Common Stock at an initial conversion price of $11.10 per share of Class A Common Stock and (ii) the Series A Preferred Stock held by Cypress will be convertible into 5,405,405 shares of Class A Common Stock (and the Series A Preferred Stock held by Cypress and EnCap Fund XI will be convertible, in the aggregate, into 25,225,225 shares of Class A Common Stock). Each share of Series A Preferred Stock will automatically convert into shares of Class A Common Stock on the 21st calendar day after Earthstone mails a definitive information statement to holders of its Class A Common Stock and Class B common stock, par value $0.001 per share (“Class B Common Stock” and, together with the Class A Common Stock, “Common Stock”), notifying them that holders of a majority of the outstanding Common Stock have consented to the conversion feature of the Series A Preferred Stock and the issuance of Class A Common Stock upon conversion of the Series A Preferred Stock. As of January 30, 2022, Earthstone had received written consent for the conversion feature of the Series A Preferred Stock and the issuance of the Class A Common Stock issuable upon conversion of the Series A Preferred Stock from stockholders representing more than 50% of Earthstone’s outstanding Common Stock. The initial conversion price is subject to adjustment in certain circumstances, including stock splits, stock dividends, rights offerings, or combinations of Common Stock.
On the Closing Date, Cypress purchased 4,611,808 shares of Class A Common Stock from EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VII”) at a price of $11.10 per share pursuant to a Securities Purchase Agreement, dated as of January 30, 2022, by and between Cypress and EnCap Fund VII (the “EnCap SPA” and, together with the PIPE SPA, the “SPAs”).

Item 4.	Purpose of Transaction
General
The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes.
The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closings of the SPAs and intend to review their investments in Earthstone on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of Earthstone’s business, financial condition, operations and prospects; price levels of Earthstone’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.
The Reporting Persons may acquire additional securities of Earthstone, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, subject to the terms of the Voting Agreement (as defined below), the Reporting Persons may engage in discussions with management, the board of directors, and stockholders of Earthstone and other relevant parties or encourage, cause or seek to cause Earthstone or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of Earthstone; or other material changes to the Earthstone’s business or corporate structure, including changes in management or the composition of the board of directors.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Voting Agreement
On the Closing Date, and in connection with the consummation of the transactions contemplated by the PIPE SPA, Cypress entered into a Voting Agreement (the “Voting Agreement”), by and among Cypress, Earthstone, EnCap Investments L.P. (“EnCap”) and certain affiliates of Warburg Pincus, LLC party thereto (the “Warburg Parties”). Pursuant to the Voting Agreement, Cypress has the right to designate one nominee to be nominated by Earthstone at each applicable annual (or special) meeting of stockholders of Earthstone to serve as a director on the Earthstone board of directors. The Voting Agreement also obligates Cypress, EnCap and the Warburg Parties to, among other things, vote all of their respective shares of Common Stock for the Board’s nominees for election as directors at any meeting of Earthstone’s shareholders. The Voting Agreement will terminate upon the later to occur of: (a) the first date on which Cypress and its affiliates collectively beneficially own less than 5.5% of Earthstone’s outstanding Common Stock (which beneficial ownership is deemed to include the shares of Class A Common Stock issuable to Cypress upon conversion of its shares of Series A Preferred Stock), and (b) the one-year anniversary of the Voting Agreement. The Voting Agreement may be terminated earlier if Cypress delivers written notice to each of the other parties terminating the Voting Agreement in its entirety with respect to Cypress.
Registration Rights Agreement
In connection with the consummation of the transactions contemplated by the PIPE SPA, Cypress entered into a registration rights agreement, dated as of the Closing Date (the “Registration Rights Agreement”), by and among Cypress, Earthstone and EnCap Fund XI, pursuant to which Earthstone is obligated to, among other things, file a registration statement on Form S-3 with the SEC providing for the registration of the shares of Class A Common Stock underlying the Series A Preferred Stock (as well as any other shares of Class A Common Stock owned by Cypress and EnCap Fund XI, including the shares of Class A Common Stock purchased by Cypress from EnCap Fund VII pursuant to the EnCap SPA) and cooperate in certain underwritten offerings thereof.  Cypress and EnCap Fund XI also have customary piggyback registration rights under the Registration Rights Agreement.

Item 5.	Interest in Securities of the Issuer
The information contained on the cover pages of this Schedule 13D and in Item 3 is incorporated herein by reference. Unless otherwise noted, all percentages of Class A Common Stock outstanding contained herein (a) are based on 73,301,255 shares of Class A Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, (b) include 5,650,977 shares of Class A Common Stock that were newly issued in connection with the closing of the transactions contemplated by the Purchase and Sale Agreement by and among Earthstone, Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), and Bighorn Asset Company, LLC (the “Bighorn PSA”), based on Earthstone’s Current Report on Form 8-K filed with the SEC on April 18, 2022, (c) assume that 5,405,405 shares of Class A Common Stock will be issued to Cypress upon the automatic conversion of its Series A Preferred Stock, (d) exclude the 19,819,820 shares of Class A Common Stock issuable to EnCap Fund XI upon the automatic conversion of its Series A Preferred Stock and (e) exclude the 34,302,535 shares of Class B Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed with the SEC on March 9, 2022, which outstanding shares of Class B Common Stock (none of which are held by the Reporting Persons), together with an equivalent number of membership units of EEH, are exchangeable by the holders thereof for shares of Class A Common Stock on a one-for-one basis.
(a) and (b)
In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 10,017,213 shares of Class A Common Stock, representing 11.9% of the outstanding shares of Class A Common Stock.
(i) Cypress has shared voting and dispositive power over 10,017,213 shares of Class A Common Stock, representing 11.9% of the outstanding shares of Class A Common Stock;
(ii) Post Oak, by virtue of its status as the sole managing member of Cypress, has shared voting and dispositive power over 10,017,213 shares of Class A Common Stock, representing 11.9% of the outstanding shares of Class A Common Stock; and
(iii) POEH, by virtue of its status as the sole general partner of Post Oak, has shared voting and dispositive power over 10,017,213 shares of Class A Common Stock, representing 11.9% of the outstanding shares of Class A Common Stock.

In addition, by virtue of the agreements made pursuant to the Voting Agreement, the Reporting Persons, EnCap Investments L.P. and the Warburg Parties may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. In the aggregate, such group will beneficially own 92,486,513 shares of Class A Common Stock, representing 67.0% of the outstanding Class A Common Stock as of March 3, 2022 (calculated on the basis of an assumed combined total of 138,133,981 shares of Class A Common Stock outstanding, which assumed combined total (i) includes 73,301,255 shares of Class A Common Stock outstanding as of March 3, 2022, based on Earthstone’s annual report on Form 10-K filed by Earthstone with the SEC on March 9, 2022, (ii) includes 5,650,977 shares of Class A Common Stock that were newly issued in connection with the closing of the transactions contemplated by the Bighorn PSA, based on Earthstone’s Current Report on Form 8-K filed with the SEC on April 18, 2022, (iii) assumes that 25,225,225 shares of Class A Common Stock will be issued, in the aggregate, to Cypress and EnCap Fund XI upon the automatic conversion of the Series A Preferred Stock, and (iv) assumes that the 33,956,524 shares of Class B Common Stock held by entities affiliated with EnCap Investments L.P., based on Amendment No. 9 to the Schedule 13D filed by such entities with the SEC on April 21, 2022, were exchanged, along with an equivalent number of membership units of EEH, for newly issued shares of Class A Common Stock on a one-for-one basis. The aggregate beneficial ownership noted above for the Reporting Persons, EnCap Investments L.P. and the Warburg Parties assumes that (i) entities affiliated with EnCap Investments L.P. collectively hold 2,303,000 shares of Class A Common Stock, based on Amendment No. 9 to the Schedule 13D filed by such entities with the SEC on April 21, 2022, and (ii) the Warburg Parties collectively hold 26,389,956 shares of Class A Common Stock, based on Amendment No. 1 to the Schedule 13D filed by the Warburg Parties with the SEC on February 23, 2022.
The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock or any other equity security beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates. This Schedule 13D does not reflect any Common Stock or any other equity securities beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates.
(c) Except as set forth in Items 3 and 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 4 above summarizes certain provisions of the Voting Agreement and Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Reporting Persons have entered into an agreement (the “Joint Filing Agreement”), with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act. The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to the complete text of the Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto and which is incorporated herein by reference.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor any of the Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Earthstone, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

10.1
Voting Agreement, dated as of April 14, 2022, by and among Earthstone Energy, Inc., Cypress Investments, LLC, EnCap Investments L.P. and the Warburg Parties (as defined therein) (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Earthstone with the SEC on April 18, 2022).

10.2
Registration Rights Agreement, dated as of April 14, 2022, by and among Earthstone Energy, Inc., EnCap Energy Capital Fund XI, L.P. and Cypress Investments, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone with the SEC on April 18, 2022).

10.3
Securities Purchase Agreement, dated as of January 30, 2022, by and between EnCap Energy Capital Fund VII, L.P. and Cypress Investments, LLC (incorporated by reference to Exhibit 10.11 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the SEC on February 7, 2022).

99.1	Joint Filing Agreement, dated as of April 22, 2022, by and among the Reporting Persons.

[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022	Cypress Investments, LLC

	By:	/s/ Frost W. Cochran
	Name:	Frost W. Cochran
	Title:	Authorized Person

Dated: April 22, 2022	Post Oak Energy Capital, LP

	By:	/s/ Frost W. Cochran
	Name:	Frost W. Cochran
	Title:	Authorized Person

Dated: April 22, 2022	Post Oak Energy Holdings, LLC

	By:	/s/ Frost W. Cochran
	Name:	Frost W. Cochran
	Title:	Authorized Person

SCHEDULE I
Members of POEH

Name	Present Principal Occupation in Addition to Position with POEH, and Positions with the Reporting Entities	Citizenship

Frost Cochran	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Clint Wetmore	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Philip Davidson	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Ryan Mathews	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Partners of Post Oak

Name	Present Principal Occupation in Addition to Position with Post Oak, and Positions with the Reporting Entities	Citizenship

Frost Cochran	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States

Clint Wetmore	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States

Philip Davidson	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States

Ryan Mathews	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States